

November 4, 2010

Mr. Philippe Tartavull
Chief Executive Officer and President
Hypercom Corporation
8888 East Raintree Drive, Suite 300
Scottsdale, AZ 85260

> **Re:** **Hypercom Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **File No. 001-13521**

Dear Mr. Tartavull:

We have reviewed your letter dated October 13, 2010 in connection with the above-referenced filings, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, references to prior comments refer to those in our letter dated September 15, 2010.

Item 13. Certain Relationships and Related Transactions, and Director Independence
(Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed April 26, 2010)

Certain Relationships and Related Transactions, page 45

1. You advise in response to prior comment 6 that you have now determined that your director Mr. Geeslin did not have a material director or indirect interest in the commercial dealings between Francisco Partners and the company since the beginning of fiscal 2009, notwithstanding his position as a member and manager of the ultimate general party of the counterparties in such transactions. Accordingly, you advise that you believe no Item 404(a) disclosure is required with respect to such transactions. Please provide us with additional information and analysis so that we may understand better how you reached this materiality conclusion. In particular, please address the following:

- Tell us how you determined that the transactions with the affiliates of Francisco Partners "were entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third party."

- Address whether the parties' <u>performance</u> of their respective obligations under the credit agreement and related agreements since the beginning of your 2009 fiscal year (as distinct from the parties' <u>entry</u> into such agreements) has been on terms no less favorable to the company than arms-length performance.

- Tell us why you believe it is appropriate to consider only the amount of interest on the loan that was converted into principal, and the principal reduction paid by the company, from January 1, 2009 to the present (for a total of $20.1 million), instead of the total amount of the loan obligation (the fair value of which you indicate was approximately $56 million as of December 31, 2009 on page 81 of your Form 10-K), in assessing the approximate dollar value of the amount involved in the transaction.

- Further, explain how you concluded that the $20.1 million in converted interest and principal reduction payments is not material to the company, given that this amount appears to represent greater than 9% of your total liabilities and 22% of your total stockholders' equity as of December 31, 2009.

- Explain also why you believe it is appropriate to consider Mr. Geeslin's interest only in the converted interest and principal reduction payments during the period (which you indicate amounts to $33,000 in the aggregate), instead of his interest in the total outstanding amount of the loan, when assessing his interest in the transaction.

- In addition, describe more fully, and quantify as a percentage if applicable, Mr. Geeslin's ultimate participatory interest in the transactions, as a member and manager of the ultimate general partner of the Francisco Partners affiliates that are counterparties to the transactions with the company, or otherwise.

2. We again refer to your response to prior comment 6. You state that Mr. Geeslin's $33,000 interest in the transactions is below the $50,000 threshold for being defined as an "Interested Transaction" under your related party transaction policy. However, disclosure on page 45 of your proxy statement states that your policy defines an "Interested Transaction" as one in which "the aggregate amount involved will or may be expected to exceed $50,000 in any calendar year" (among other criteria). The definition appears to refer to the total amount of the transaction, not only the amount of the related party's interest therein. Please advise and revise your disclosure to clarify, if necessary.

Please address questions to Katherine Wray, Staff Attorney, at (202) 551-3483, or me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Legal Branch Chief